

March 30, 2011

<u>Via E-mail</u>
Mr. Zhonghao Su
Chief Executive Officer
China Green Material Technologies, Inc.
27F (Changqing Building), 172 Zhongshan Road
Harbin City, China  150040

> **Re:     China Green Material Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 12, 2010**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Filed August 16, 2010**
> **Form 10-Q/A for Fiscal Quarter Ended June 30, 2010**
> **Filed March 23, 2011**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed November 9, 2010**
> **Form 10-Q/A for Fiscal Quarter Ended September 30, 2010**
> **Filed March 23, 2011**
> **File No.  001-15683**

Dear Mr. Su:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Branch Chief